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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2 (b).



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                       INTERNATIONAL SPEEDWAY CORPORATION
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                              (Name of Issuer)

                CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                       (Title of Class of Securities)

                                  460335 20 1
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                                 (CUSIP Number)

                                 JULY 26, 1999
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 460335 20 1                 13G                      PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        ROGER S. PENSKE
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        UNITED STATES OF AMERICA
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    Number of
                           5       Sole Voting Power

      Shares                       25,042
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   4,552,621(1)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        25,042
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    4,552,621(1)
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,577,663
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        20.1%
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 12     Type of Reporting Person (See Instructions)

        IN
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(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES, AND
    THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES.

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ITEM 1:

          (a)  NAME OF ISSUER:

               International Speedway Corporation

          (b)  ADDRESS OF ISSUER'S PRINCIPAL OFFICE:

               1801 West International Speedway Boulevard
               Daytona Beach, FL  32114

ITEM 2:

          (a)  NAME OF PERSON FILING:

               The name of the person filing this statement is Roger S. Penske, a United States citizen.

               With respect to 4,552,621 shares, Roger S. Penske may be deemed to share voting and dispositive power with Penske Corporation, a Delaware corporation, and Penske Performance, Inc., a Delaware corporation, which have each filed a Schedule 13G. The relationship between Roger S. Penske and such entities is described below:

                    Penske Corporation, a Delaware corporation, owns directly all of the stock of Penske Performance, Inc.

                    Penske Performance Inc., a Delaware corporation, is a wholly-owned subsidiary of Penske Corporation and is the record holder of 4,552,621 shares of Class A Common Stock, par value $0.01 per share, of International Speedway Corporation, that are the subject of this filing.

                    Roger S. Penske, a United States citizen, beneficially owns approximately 57% of the stock of Penske Corporation. He also owns 24,000 additional shares of the Class A Common Stock of International Speedway Corporation and owns beneficially 1,042 additional shares of the Common Stock of International Speedway Corporation which are reported on this Schedule 13G.

                    The record holder of the 1,042 shares referenced above is the spouse of Roger S. Penske, which Roger S. Penske may be deemed beneficially to own.


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b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the principal business office of Penske Corporation and Roger S. Penske is:

               13400 West Outer Drive
               Detroit, MI 48239-4001

               The address of the principal business office of Penske Performance, Inc. is:

               1100 North Market Street, Suite 780
               Wilmington, DE  19801

          c)   CITIZENSHIP:

               This portion of the Schedule 13G is completed by incorporating the information contained in Item 4 of the copies of the second part of the cover page which are incorporated herein by reference.

          d)   TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, $0.01 par value per share

          e)   CUSIP NUMBER:

               460335 20 1

ITEM 3:   Not Applicable.

ITEM 4:   OWNERSHIP:

          a)   AMOUNT BENEFICIALLY OWNED:

               4,577,663

          b)   PERCENT OF CLASS:

               20.1%


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          c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                        25,042

               (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                        4,552,621

               (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        25,042

               (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        4,552,621

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          See Response to Item No. 2 for persons who may be deemed to have the right to receive or the power to direct, the receipt of dividends from or the proceeds from the sale of 4,552,621 shares of such securities (and such interest relates to more than five percent of the class).

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

          Not Applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.


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ITEM 10:  CERTIFICATIONS:

          Not Applicable.

                                    SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                      /S/ ROGER S. PENSKE
                                      -------------------
                                      Name

                                      NOVEMBER 1, 1999
                                      ----------------
                                      Date